April 5, 2011


BY FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, Mail Stop 7010
Washington, DC 20549
Attn:  Ethan Horowitz and Suying Li

RE:   Amerigo Energy, Inc.
-    Form 8-K Filed March 18, 2011
-  Form 8-K/A Filed March 29, 2011
-  Form 8-K Filed March 29, 2011

Dear Mr. Horowitz and Ms. Li:

      On behalf of registrant, Amerigo Energy, Inc., we hereby respond to your comment letter of April 1, 2011 in the same sequence in which your comments are noted.

Item 4.01 Form 8-K/A Filed March 29, 2011

   1. Please obtain and file a letter from your former independent accountant stating whether they agree with your Item 304 disclosures, or to the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.
           a. We have attempted to contact our previous auditor, Larry O'Donnell, to obtain and file a letter stating whether he agrees with our disclosures but we have not been successful in doing so.

Item 4.02 Form 8-K Filed March 29, 2011

   2. You disclose that you determined it is necessary to restate your financial statements for the fiscal year ended December 31, 2009 to correct a valuation error in recording certain assets acquired in 2008. Please tell us why you do not believe that it is necessary to restate your financial statements for the fiscal year ended December 31, 2008 along with your 2009 and 2010 quarterly financial statements.
           a. We plan on filing our 2010 10-K with restated 2009 numbers by April 15, 2011. Pursuant to our conversation with Ms. Li on April 4, 2011 we will be filing our amended 2009 10-K 30 days after our 2010 10-K.
           b. We have updated our filing to include this information.

   3. We note that you intend to file your restated financial statements for the fiscal year ended December 31, 2009 with your 2010 annual report. Please amend your filing to disclose the date you intend to file the restated financial statements.
           a. We plan on filing our 2010 annual report which will include our restated 2009 numbers by April 15, 2011. We have amended our filing to include this information.

   4. Please tell us how your certifying officers have considered the effect of the material error you have identified on the adequacy of your disclosure controls and procedures and internal controls over financial reporting as of the end of the periods you have covered by the financial statements that you intend to restate and as of the end of your current fiscal year.
           a. Management and certifying officers carefully considered the effect of the material error that was identified and determined that it would be beneficial to adjust and restate the valuation of assets that were recorded in 2008.

   5. We note you filed an Item 4.02 Form 8-K on March 29, 2011 for an event which occurred on March 21, 2011. The filing requirements for item 4.02 are within four business days after the occurrence of a triggering event. Please ensure that future filings comply with this filing requirement. Refer to the guidance at release 33-8400, which may be found at http://www.sec.gov/rules/final/33-8400.htm.
           a. We have updated our procedures to ensure that all of our filings follow the requirements laid out by the SEC.

In addition, the Company acknowledges that:
the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Date: April 14, 2011
By: /s/ Jason F. Griffith
Jason F. Griffith
Its:Chief Executive Officer, Chief Financial Officer and Director